Exhibit 99.1

 Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Thursday March 12, 2026

The +securities the subject of this notification are:

Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDS	ORDINARY FULLY PAID	11,183	09/03/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

12/3/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:

securities that have already been quoted on ASX (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

A transfer of existing +securities

The underlying securities being received by the holder are:

Already quoted by ASX

Existing +securities converting into an existing class

FROM (Existing Class)

ASX +Security code and description

WDSAL : RIGHTS

TO (Existing Class)

ASX +Security code and description

WDS : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted

11,183		9/3/2026

Is this all of the options or other +convertible securities on issue of that type?

No

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates who are exercising options or converting +convertible securities.

Name of KMP	Name of registered holder	Number of +securities

Daniel Kalms	Daniel Kalms	11,183

Date the +securities the subject of this notification were issued/transferred

9/3/2026

Any other information the entity wishes to provide about the +securities the subject of this notification

This notification relates to the vesting of Notional Shares under the Executive Incentive Scheme, for which Mr Kalms is entitled to receive one fully paid ordinary share in Woodside (ASX:WDS) for each Notional Share vested. The Notional Shares were granted in lieu of Restricted Shares, considering relevant securities and taxation requirements in the United States, where Mr Kalms is based. The terms of Mr Kalms’ Notional Shares were amended on 10 December 2025, such that Mr Kalms is entitled to receive Woodside shares upon vesting (no cash amount is payable on vesting).

Further information regarding the terms of the Executive Incentive Scheme can be found in Woodside’s most recent Annual Report: https://www.woodside.com/docs/default-source/investor-documents/major-reports-(static-pdfs)/2025-annu al-report/annual-report-2025.pdf?sfvrsn=a6344a90_5.

See in particular the Remuneration Report on pages 146-175 and Note E.2 (c) in the notes to financial statements.

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Issue details

Number of +securities

11,183

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,901,100,143

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	11,921,032

WDSAE : WEP EQUITY RIGHTS	3,291,921

WDSAB : PERFORMANCE RIGHTS	773,197

WDSAF : SWEP EQUITY RIGHTS	53,743

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